UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1 )

Under the Securities Exchange Act of 1934

Dynegy Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
26817G102
(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: LS Power Development, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,770,004

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		88,770,004

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	88,770,004

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.8%*

14.	TYPE OF REPORTING PERSON

	OO
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: LS Power Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		76,017,860

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		76,017,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	76,017,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.6%*

14.	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: LS Power Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,752,144

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		12,752,144

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,752,144

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.1%*

14.	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: LS Power Equity Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,721,076

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		45,721,076

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	45,721,076

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.6%*

14.	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer's Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: LS Power Equity Partners PIE I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,724,074

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		27,724,074

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,724,074

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer's Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: LSP Gen Investors, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:
	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,087,948

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

		1,087,948

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,087,948

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%*

14.	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1.	NAME OF REPORTING PERSON: Mikhail Segal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:
	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,770,004

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		88,770,004

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	88,770,004

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.8%*

14.	TYPE OF REPORTING PERSON

	IN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

This Amendment No. 1 amends the statement on Schedule 13D filed on December 10, 2009 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Class A Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     Of the 88,770,004 shares of the Issuer’s Class A Common Stock reported in this Schedule 13D, LSP Partners directly holds 1,484,762 shares, LSP Associates directly holds 12,752,144 shares, LSPEP directly holds 45,721,076 shares, PIE I directly holds 27,724,074 shares, and Gen Investors directly holds 1,087,948 shares. As a result of its relationship with LSPEP, PIE I and Gen Investor, LSP Partners may be deemed the beneficial owner of 76,017,860 shares of Class A Common Stock, representing approximately 12.6% of the outstanding shares of Class A Common Stock as reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 88,770,004 shares of Class A Common Stock, representing approximately 14.8% of the outstanding shares of Class A Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 88,770,004 shares of Class A Common Stock, representing approximately 14.8% of the outstanding shares of Class A Common Stock as calculated above.
     (c) On March 18, 2010, the following Reporting Persons sold the indicated number of shares of the Issuer’s Class A Common Stock held by them:

Reporting Person	# Shares Sold	Price Per Share ($)
LSP Partners	16,905	$1.4785
LSP Associates	145,190	$1.4785
LSPEP	520,560	$1.4785
PIE I	315,654	$1.4785
Gen Investors	12,387	$1.4785

On March 19, 2010, the following Reporting Persons sold the indicated number of shares of the Issuer’s Class A Common Stock held by them:

Reporting Person	# Shares Sold	Price Per Share ($)
LSP Partners	13,700	$1.4454
	73,598	$1.40
LSP Associates	117,700	$1.4454
	632,071	$1.40
LSPEP	422,000	$1.4454
	2,266,206	$1.40
PIE I	255,900	$1.4454
	1,374,158	$1.40
Gen Investors	10,000	$1.4454
	53,967	$1.40
All of the above transactions in this Item 5(c) were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).
2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).
4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2010

LS POWER DEVELOPMENT LLC
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER PARTNERS, L.P.
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director
LS POWER ASSOCIATES, L.P.
By: LS Power Development, LLC, its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director
LS POWER EQUITY PARTNERS, L.P.
By: LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS PIE, L.P.
By: LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director
LSP GEN INVESTORS, L.P.
By: LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

MIKHAIL SEGAL
/s/ Mikhail Segal